UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item

1.	Distribution to Security Holders, dated May 2, 2013
2.	Acknowledgement letter of KPMG regarding unaudited interim financial information

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

KPMG Auditores, S.L. Torre Rea1ia Placa d’Europa, 41 08908 L’Hospitalet de Llobregat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of March 31, 2013, and the related condensed consolidated income statements, and condensed consolidated statements of comprehensive income, and condensed consolidated statements of changes in equity, and condensed consolidated statements of cash flows for each of the three- month periods ended March 31, 2013 and 2012. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.

/s/ Barcelona

Barcelona, Spain,

April 30, 2013

KPMG Auditores S.L., a limited liability Spanish	Reg. Mer Madrid T. 11961, F90,
company, is a subsidiary of KPMG Europe LLP	Sec 8, H. M T88.007 InsCrp 9
and a member firm of the KPMG network of	N.I.F B-78510153
independent member firms affiliated with KPMG
International Cooperative (“KPMG International”)
a Swiss entity.

GRIFOLS, S.A.  and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the three month period ended 31 March 2013

CONTENTS

•	Condensed Consolidated Interim Financial Statements

	•	Balance Sheet
	•	Income Statement
	•	Consolidated Comprehensive Income Statement
	•	Statement of Cash Flows
	•	Statement of Changes in Net Equity

•	Notes to Condensed Consolidated Interim Financial Statements

	(1)	General Information
	(2)	Basis of Presentation and Accounting Principles Applied
	(3)	Changes in the composition of the Group
	(4)	Financial Risk Management Policy
	(5)	Segment Reporting
	(6)	Goodwill
	(7)	Other Intangible Assets and Property, Plant and Equipment
	(8)	Trade and Other Receivables
	(9)	Cash and cash equivalents
	(10)	Capital and Reserves
	(11)	Financial Liabilities
	(12)	Finance Income and Expenses
	(13)	Income Tax
	(14)	Discontinued Operations
	(15)	Commitments and Contingencies
	(16)	Related Parties
	(17)	Expenses by Nature
	(18)	Subsequent Events

I

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 31 March 2013  and 31 December 2012

Assets	31/03/13	31/12/12
	(unaudited)
	(expressed in thousands of euros)

Non-current assets
Intangible assets
Goodwill (note 6)	1,925,703	1,869,899
Other intangible assets (note 7)	989,745	969,095
Total intangible assets	2,915,448	2,838,994
Property, plant and equipment (note 7)	835,705	810,107
Non-current investments in group and related companies (note 3)	48,575	0
Investments in equity accounted investees	2,295	2,566
Non-current financial assets	16,474	16,526
Deferred tax assets	25,081	24,717

Total non-current assets	3,843,578	3,692,910

Current assets
Inventories	1,002,229	998,644
Trade and other receivables
Trade receivables (note 8)	448,394	366,022
Other receivables (note 8)	40,279	43,833
Current income tax assets	29,103	37,318

Trade and other receivables	517,776	447,173
Other current financial assets	482	460
Other current assets	15,270	14,960
Cash and cash equivalents (note 9)	404,988	473,327

Total current assets	1,940,745	1,934,564

Total assets	5,784,323	5,627,474

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 31 March 2013  and 31 December 2012

Equity and liabilities	31/03/13	31/12/12
	(unaudited)
	(expressed in thousands of euros)
Equity

Share capital (note 10)	119,515	117,882
Share premium (note 10)	890,355	890,355
Reserves (note 10)	895,925	620,144
Own shares (note 10)	(88,909)	(3,060)
Profit for the period / year attributable to the Parent	91,002	256,686
Total	1,907,888	1,882,007
Cash flow hedges	(31,350)	(33,036)
Translation differences	78,951	27,797
Other comprehensive income	47,601	(5,239)
Equity attributable to the Parent	1,955,489	1,876,768
Non-controlling interests	2,699	3,973

Total equity	1,958,188	1,880,741

Liabilities
Non-current liabilities

Grants	7,173	5,855
Provisions	4,133	3,348
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,637,958	2,585,988
Other financial liabilities	103,421	104,831
Total non-current financial liabilities (note 11)	2,741,379	2,690,819
Deferred tax liabilities	461,855	453,846
Total non-current liabilities	3,214,540	3,153,868

Current liabilities

Provisions	55,939	55,139
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	185,501	189,335
Other financial liabilities	6,832	6,243
Total current financial liabilities (note 11)	192,333	195,578
Debts with associates	2,328	2,668
Trade and other payables
Suppliers	219,377	228,405
Other payables	33,717	27,357
Current income tax liabilities	42,880	5,679
Total trade and other payables	295,974	261,441
Other current liabilities	65,021	78,039

Total current liabilities	611,595	592,865

Total liabilities	3,826,135	3,746,733

Total equity and liabilities	5,784,323	5,627,474

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for each of the three month periods ended 31 March 2013 and 2012

	Three-Months’ Ended
	31/03/13	31/03/12
	(unaudited)
	(expressed in thousands of euros)
Continuing Operations
Net revenue (note 5)	683,698	666,682
Cost of sales	(333,712)	(335,493)
Gross Profit	349,986	331,189
Research and Development	(29,308)	(28,334)
Sales, General and Administration expenses	(133,274)	(131,785)
Operating Expenses	(162,582)	(160,119)
Operating Results	187,404	171,070
Finance income	2,087	2,405
Finance expenses	(59,012)	(81,436)
Change in fair value of financial instruments	(32)	9,341
Exchange losses	(4,889)	1,397
Finance income and expense (note 12)	(61,846)	(68,293)
Share of profit / (losses) of equity accounted investees	(270)	112
Profit before tax	125,288	102,889
Income tax profit/(losses) (note 13)	(35,741)	(35,380)
Profit after income tax from continuing operations	89,547	67,509
Consolidated profit for the period	89,547	67,509
Profit attributable to equity holders of the Parent	91,002	67,529
Loss attributable to non-controlling interest	(1,455)	(20)
Basic earnings per share (Euros)	0.27	0.20
Diluted earnings per share (Euros)	0.27	0.20

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three month periods ended 31 March 2013 and 2012

	Three-Months’ Ended
	31/03/13	31/03/12
	(unaudited)
	(expressed in thousands of euros)
Consolidated profit for the period	89,547	67,509

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations	51,335	(43,238)
Cash flow hedges	2,607	(6,897)
Income tax on items that may be reclassified to profit or loss	(921)	2,377
	53,021	(47,758)
Other comprehensive income and expenses, net of tax	53,021	(47,758)

Total comprehensive income and expenses for the period	142,568	19,751

Total comprehensive income attributable to the Parent	143,842	19,777
Total comprehensive income / (losses) attributable to non-controlling interests	(1,274)	(26)

Total comprehensive income for the period	142,568	19,751

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the three-month periods ended 31 March 2013 and 2012

	31/03/13	31/03/12
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	125,288	102,889
Adjustments for:	99,681	94,392
Amortisation and depreciation	31,030	31,570
Other adjustments:	68,651	62,822
Losses on equity accounted investments	271	(112)
Exchange differences	4,889	(1,397)
Net provision changes	1,193	934
Loss on disposal of fixed assets	2,716	103
Government grants taken to income	(193)	(463)
Finance expense / income	55,663	67,029
Other adjustments	4,112	(3,272)
Changes in capital and assets	(83,000)	(48,581)
Change in inventories	18,838	12,704
Change in trade and other receivables	(75,959)	(23,074)
Change in current financial assets and other current assets	(34)	(4,921)
Change in current trade and other payables	(25,845)	(33,290)
Other cash flows from operating activities	(49,591)	(68,897)
Interest paid	(55,515)	(67,334)
Interest received	1,573	933
Income tax received /(paid)	4,351	(2,496)

Net cash from operating activities	92,378	79,803

Cash flows from investing activities

Payments for investments	(64,151)	(50,134)
Group companies and business units (note 3)	(29,770)	(12,009)
Property, plant and equipment and intangible assets	(32,440)	(38,049)
Property, plant and equipment	(27,522)	(32,829)
Intangible assets	(4,918)	(5,220)
Other financial assets	(1,941)	(76)
Proceeds from the sale of property, plant and equipment	5,923	0

Net cash used in investing activities	(58,228)	(50,134)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(83,286)	(2)
Acquisition of own shares	(118,367)	(2)
Disposal of own shares	35,081	0
Proceeds from and payments for financial liability instruments	(30,433)	(167,868)
Issue	1,162	2,209
Redemption and repayment	(31,595)	(170,077)
Other cash flows from financing activities	1,192	(30,078)
Costs of financial instruments issued	0	(30,198)
Other collections from financing activities	1,192	120

Net cash from / (used in) financing activities	(112,527)	(197,948)
Effect of exchange rate fluctuations on cash and cash equivalents	10,038	(7,339)
Net decrease in cash and cash equivalents	(68,339)	(175,618)
Cash and cash equivalents at beginning of the period	473,327	340,586
Cash and cash equivalents at end of period	404,988	164,968

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

 for each of the three month periods ended 31 March 2013 and 2012

	Attributable to equity holders of the Parent
						Other comprehensive income
	Share capital	Share premium	Reserves (*)	Profit attributable to Parent	Own Shares	Translation differences	Cash flow hedges	Available-for sale financial assets	Equity attributable to Parent	Non-controlling interests	Equity
	(expressed in thousands of euros)

Balances at 31 December 2011	117,882	890,355	568,274	50,307	(1,927)	58,800	(21,184)	0	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	(43,232)	—	—	(43,232)	(6)	(43,238)
Cash flow hedges	—	—	—	—	—	—	(4,520)	—	(4,520)	—	(4,520)

Other comprehensive income for the period	0	0	0	0	0	(43,232)	(4,520)	0	(47,752)	(6)	(47,758)

Profit/(loss) for the period	—	—	—	67,529	—	—	—	0	67,529	(20)	67,509

Total comprehensive income for the period	0	0	0	67,529	0	(43,232)	(4,520)	0	19,777	(26)	19,751

Other changes	—	—	(15)	—	(2)	—	—	—	(17)	—	(17)
Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	50,292	(50,307)	(2)	0	0	0	(17)	0	(17)

Balances at 31 March 2012 (unaudited)	117,882	890,355	618,566	67,529	(1,929)	15,568	(25,704)	0	1,682,267	2,461	1,684,728

Balances at 31 December 2012	117,882	890,355	620,144	256,686	(3,060)	27,797	(33,036)	0	1,876,768	3,973	1,880,741

Translation differences	—	—	—	—	—	51,154	—	—	51,154	181	51,335
Cash flow hedges	—	—	—	—	—	—	1,686	—	1,686	—	1,686

Other comprehensive income for the period	0	0	0	0	0	51,154	1,686	0	52,840	181	53,021

Profit/(loss) for the period	—	—	—	91,002	—	—	—	—	91,002	(1,455)	89,547

Total comprehensive income for the period	0	0	0	91,002	0	51,154	1,686	0	143,842	(1,274)	142,568

Net movement in own shares (note 10)	—	—	2,223	—	(85,849)	—	—	—	(83,626)	—	(83,626)
Capital Increase (note 10)	1,633	—	(1,633)	—	—	—	—	—	0	—	0
Other movements (notes 3 and 10)	—	—	18,505	—	—	—	—	—	18,505	—	18,505
Distribution of 2012 profit											0
Reserves	—	—	256,686	(256,686)	—	—	—	—	0	—	0

Operations with equity holders or owners	1,633	0	275,781	(256,686)	(85,849)	0	0	0	(65,121)	0	(65,121)

Balances at 31 March 2013 (unaudited)	119,515	890,355	895,925	91,002	(88,909)	78,951	(31,350)	0	1,955,489	2,699	1,958,188

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain).  The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists of the provision of corporate administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013 (see Note 10).

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2012 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 25 April 2013.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of the Grifols Group for the three month period ended 31 March 2013 have been prepared based on the accounting records kept by Grifols and its subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2012.

In addition, the following standards that entered into force in 2013 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

• Amendment to IAS 1 Presentation of Items of Other Comprehensive Income (effective date: 1 July 2012)

• Amendment to IFRS 1: Government Loans (effective date: 1 January 2013)

1

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

•  Amendment to IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2013)

•  IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

•  IFRS 11 Joint Arrangements (effective date: 1 January 2013)

•  IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

•  Transition Guidance (issued 28 June 2012): Amendment to IFRS10, IFRS 11 and IFRS 12 (effective date: 1 January 2013)

•  IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

•  IAS 19 Employee Benefits. Effective for annual periods beginning on or after 1 January 2013.

•  IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

•  Improvement to IFRSs (2009-2011) issued on 17 May 2012 (effective date: 1 January 2013)

The IASB also issued the following standards that are effective for reporting periods beginning after 1 April 2013:

•  IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2014)

•  Investment Entities: Amendments to IFRSs 10, 12 and IAS 27 issued on 31 October 2012 (effective on 1 January 2014.)

•  IFRS 9 Financial Instruments (effective date: 1 January 2015)

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three month period ended 31 March 2013 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•  The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

•  The useful lives of property, plant, and equipment and intangible assets.

•  Measurement of assets and goodwill to determine any related impairment losses.

•  Evaluation of the capitalisation of development costs.

•  Evaluation of provisions and contingencies.

•  The assumptions used for calculation of the fair value of financial instruments.

2

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

•  Evaluation of the effectiveness of hedging derivatives.

•  Evaluation of the nature of leases (operating or financial).

•  Assumptions used for determining the fair value of assets, liabilities and contingent liabilities in business combinations.

•  Evaluation of recoverability of tax credits.

•  Evaluation of the recoverability of receivables from public entities.

The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2012.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three month period ended 31 March 2013 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2012 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variances in the scope of consolidation during the interim period ended 31 March 2013 are detailed below:

Progenika Biopharma, S.A.

On 27 February 2013 the Group acquired the shares representing 60% of the economic and voting rights of the Spanish biotechnology group of companies headed by Progenika Biopharma,S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand.   The acquisition was paid through the following:

•        50% of the purchase price has been paid in exchange for 884,997 non-voting Grifols Class B shares, with a value of EUR 20.91 each, according to the value agreed by the parties and determined in accordance with their average market price within the last ten (10) days prior to the Closing Date of Transaction. The Group granted to the selling shareholders the option to resale the Class B shares at the same price during the first five days following the acquisition date. Selling shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand.

•        The remaining 50% of the price has been paid in cash (Euros 18,505 thousand).

3

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

The non-voting Grifols Class B shares have been provided by a related party under a loan agreement signed on 12 February 2013. The Grifols Class B shares shall be returned to the related party on, or before, 31 December 2013 (see note 16).

Additionally, the Group and the selling shareholders have granted each other call and put options over the shares representing 35% of the remaining share capital held by the aforementioned sellers, which may be exercised within three years. The purchase price of the shares subject to the call and put option amount to Euros 21,701 thousand, increased at the rate of 5% per annum. The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (“Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, have agreed that Ekarpen will subscribe a share capital increase pursuant to which, for an amount of Euros 5,000 thousand, Ekarpen will receive new shares representing approximately 6% of the share capital of Progenika. These shares are subject to a call and put option which may be exercised with a 5-year period for a purchase price of Euros 5,000 thousand. The call option has premium costs of Euros 300 thousand for each of the 5-year period.

Progenika specializes in the development of technology for personalized medicine, focusing on the design and manufacture of in vitro genome-based diagnostic tests, disease prognosis and prediction of responses to pharmacological treatment. It has also developed its own technology for the production of DNA chips for diagnosis and prognosis, and it is an international leader in this field. In particular, Progenika has pioneered the development of molecular biology tests for the performance of transfusional compatibility studies.

The Group has obtained the control in the combined business acquired. Nevertheless, at the date of preparation of these condensed consolidated financial statements, the Group does not have the necessary information to be fully consolidated and to determine the definitive fair value and net book value of intangible assets, liabilities and contingent liabilities acquired in the business combination, whereas the investment has been recorded under the caption “Non-current investments in group and related companies” in the condensed consolidated balance sheet. Had the acquisition taken place at 1 January 2013, the Group’s revenue and consolidated profit for the three-month period ended 31 March 2013 would not have varied significantly.

Details of the aggregate business combination cost are provided below:

Thousands of Euros

Cash paid	18,505

Class B shares	18,505

Total cost of the business combination	37,010

In addition, the Group has given non-current loans amounting to Euros 11.266 thousands to Progenika.

(4)        Financial Risk Management Policy

At 31 March 2013 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2012.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three month period ended 31 March 2013 and 31 March 2012 is as follows:

4

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

	Net revenues (Thousands of Euros)
	Three-Months’	Three-Months’
	Ended 31 March	Ended 31 March
	2013	2012
Segments
Bioscience	604,786	587,209
Hospital	27,155	27,047
Diagnostic	32,559	34,750
Raw materials + Other	19,198	17,676

	683,698	666,682

	Profit/(loss) (Thousands of Euros)
	Three-Months’	Three-Months’
	Ended 31 March	Ended 31 March
	2013	2012
Segments
Bioscience	238,223	225,261
Hospital	2,063	1,706
Diagnostic	832	3,840
Raw materials + Other	13,131	11,696

Total income of reported segments
	254,249	242,503

Unallocated expenses plus net financial result	(128,961)	(139,614)
Profit before income tax from continuing operations	125,288	102,889

(6)         Goodwill

Details and movement in goodwill during the three month period ended 31 March 2013 are as follows:

		Thousands of Euros
		Balance at	Translation	Balance at
	Segment	31/12/12	differences	31/03/13
Net value

Grifols UK,Ltd. (UK)	Bioscience	8,420	(294)	8,126
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc. (USA)	Bioscience	115,271	3,502	118,773
Plasmacare, Inc. (USA)	Bioscience	38,954	1,183	40,137
Grifols Australia Pty Ltd.(Australia)	Diagnostic	10,895	(26)	10,869
Talecris Biotherapeutics (USA)	Bioscience	1,684,241	51,165	1,735,406
Araclón Biotech, S.L. (Spain)	Diagnostic	6,000	274	6,274
		1,869,899	55,804	1,925,703

5

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

Impairment testing:

For impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies has arisen on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. As the synergies will benefit the Bioscience segment as a whole, the Group could not allocate to individual CGUs. The Bioscience segment represents the lowest level at which goodwill is monitored for internal management purposes.

At 31 March 2013, on the basis of the profits generated during the three-month period ended 31 March 2013, there are no indications that the goodwill of the CGUs assigned to the Bioscience or the Diagnostics segments has been impaired.

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the three months ended 31 March 2013 is as follows:

6

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

	Thousands of Euros
	Other intangible	Property, plant
	Assets	and equipment	Total

Total Cost at 31/12/2012	1,120,389	1,143,044	2,263,433

Total dep. & amort. At 31/12/2012	(151,185)	(327,798)	(478,983)
Impairment at 31/12/2012	(109)	(5,139)	(5,248)

Balance at 31/12/2012	969,095	810,107	1,779,202

Cost
Additions	4,918	29,504	34,422
Disposals	(60)	(3,651)	(3,711)
Transfers	2,122	6,370	8,492
Translation differences	29,866	30,252	60,118

Total Cost at 31/03/2013	1,157,235	1,205,519	2,362,754

Depreciation & amortization
Additions	(11,332)	(19,698)	(31,030)
Disposals	41	877	918
Transfers	(2,066)	(6,426)	(8,492)
Translation differences	(2,777)	(11,532)	(14,309)

Total dep. & amort. at 31/03/2013	(167,319)	(364,577)	(531,896)

Impairment
Net movement	(62)	(98)	(160)

Impairment at 31/03/2013	(171)	(5,237)	(5,408)

Balance at 31/03/2013	989,745	835,705	1,825,450

At 31 March 2013 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets include mainly currently marketed products (CMPs). Identifiable intangible assets corresponding to Gamunex have been recorded at fair value at the time of acquisition of Talecris and have been classified under CMPs. The total cost and accumulated amortization of CMPs at the beginning and end of the period is as follows:

7

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/12	Additions	differences	31/03/13

Cost of currently marketed products - Gamunex	909,504	—	27,630	937,134

Accumulated amortisation of currently marketed products - Gamunex	(48,001)	(7,545)	(1,723)	(57,269)

Carrying amount of currently marketed products - Gamunex	861,503	(7,545)	25,907	879,865

The intangible assets recorded for our CMPs represents an aggregate of Gamunex’s product rights, regulatory approval documentation, brand name and hospital relationships related to Gamunex. Each of these components is closely intertwined and complimentary and they are subject to similar risks, namely, the regulatory approval process and market success of Gamunex.

The useful life of the CMP has been determined as finite and estimated to be 30 years. This useful life period mirrors the expected life cycle of Gamunex. The amortization method is straight line basis.

At 31 March 2013, the remaining useful life for current marketed products is 28 years and 2 months (29 years and 2 months at 31 March 2012).

(8)         Trade and Other receivables

(a) Trade receivables

At 31 March 2013, some Group companies had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 32,180 thousand for the three-month period ended at 31 March 2013 (Euros 80,729 thousand for the three-month period ended 31 March 2012).

The deferred collection equivalent to the amount pending to be received from the financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 4,258 thousand as at 31 March 2013 (Euros 6,132 thousand as at 31 December 2012) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amount to Euros 650 thousand for the three-month period ended 31 March 2013 (Euros 2,938 thousand for the three months period ended 31 March 2012) (see note 11).

(9)         Cash and Cash equivalents

The Group has carried out the following investing operations which have not required the use of cash or cash equivalents:

•                  Class B shares agreement related with Progenika Biopharma, S.A. acquisition (see note 3);

•                  Loaned Class B shares a related party (see note 16);

•                  Issuance of new shares on 4 January 2013 (see note 10(a)).

8

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

(10)  Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)       Share Capital and Share Premium

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013.

At 31 March 2013 the Company’s share capital were represented by 213.064.899 class A shares and 129.827.558 class B shares.

(b)       Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 31 March 2013, an amount of Euros 33,911 thousand which is equivalent to the carrying amount of research and development costs pending amortisation of certain Spanish companies (Euros 33,097 thousand at 31 December 2012) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 31 March 2013 and 31 December 2012 the legal reserve of the Parent Company amounts to Euros 21,323 thousand.

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 31 March 2013 and 31 December 2012 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 31 March 2013 and 31 December 2012.

The Group has received from a related party 884.997 Class B shares with a fair value of Euros 18 million, which has been used to acquire Progenika (see note 3). Under the Class B share loan agreement, the Group has the commitment to return the mentioned shares on, or before 31 December 2013 (see note 16 and 18).

9

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

(c)        Own Shares

The Parent Company has executed the following transactions with its own shares during the three-month period ended 31 March 2012:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2012	158,326	1,927

Acquisitions Class A	0	0
Disposals Class A	0	0

Balance at 31 March 2012	158,326	1,927

	No. of Class B shares	Thousand Euros

Balance at 1 January 2012	15,832	0

Acquisitions Class B	250	2
Disposals Class B	0	0

Balance at 31 March 2012	16,082	2

The Parent Company has executed the following transactions with its own shares during the three-month period ended 31 March 2013:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2013	158,326	3,058

Acquisitions Class A	448,802	11,040
Disposals Class A	(607,128)	(14,098)

Balance at 31 March 2013	0	0

	No. of Class B shares	Thousand Euros

Balance at 1 January 2013	16,082	2

Acquisitions Class B	5,292,375	107,327
Disposals Class B	(904,715)	(18,420)

Balance at 31 March 2013	4,403,742	88,909

10

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

On 11 March 2013 Grifols S.A purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of Euro 88.9 million (USD 118.9 million, or USD 27 per ADS).

Grifols originally issued the ADSs to Cerberus in June 2011, in connection with its acquisition of Talecris Biotherapeutics Holdings Corp. Cerberus was the largest shareholder of Talecris.

The Parent holds Class B treasury stock equivalent to 1.28% of its capital at 31 March 2013 (Class A and B treasury stock equivalent to 0.05% at 31 December 2012).

(d)       Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

The distribution of the profit for the year ended 31 December 2012 is presented in the consolidated statements of changes in equity.

There were no dividend payments during the three-month periods ended 31 March 2013 and 2012.

(11)  Financial Liabilities

The detail of non-current financial liabilities at 31 March 2013 and 31 December 2012 is as follows:

	Thousands of Euros
Non-current financial liabilities	31/03/13	31/12/12

High Yield Senior Unsecured Notes (i)	755,557	727,608

Senior secured debt	1,834,533	1,807,339
Other loans	31,380	33,449
Finance lease liabilities	16,488	17,592

Loans and borrowings (ii)	1,882,401	1,858,380

Loans and borrowings and bonds or other non current marketable securities	2,637,958	2,585,988

Financial derivatives	91,178	93,515
Other financial liabilities	12,243	11,316
Other non-current financial liabilities	103,421	104,831

	2,741,379	2,690,819

11

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

The detail of current financial liabilities at 31 March 2013 and 31 December 2012 is as follows:

	Thousands of Euros
Current financial liabilities	31/03/13	31/12/12

Bonds (i)	26,591	42,968

Senior secured debt	90,376	83,659
Other loans	62,372	55,703
Finance lease liabilities	6,162	7,005
Loans and borrowings (ii)	158,910	146,367
Loans and borrowings and bonds or other current marketeable securities	185,501	189,335

Other current financial liabilities	6,832	6,243

	192,333	195,578

(i)            High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%.

Unamortised financing costs of senior unsecured corporate bonds amounted to Euros 103 million at 31 March 2013 (Euros 106 million at 31 December 2012).

The total amortization plus interest of the High Yield Unsecured Notes is detailed as follows:

	High Yield Senior Unsercured Notes
		Amortization+Interests in	Amortization+Interests in
	Currency	Thousand of USD	Thousand of Euros
Maturity

2013	USD	68,062	53,153
2014	USD	90,750	70,871
2015	USD	90,750	70,871
2016	USD	90,750	70,871
2017	USD	90,750	70,871
2018	USD	1,145,375	894,475

Total	USD	1,576,437	1,231,111

12

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

(ii)        Loans and borrowings

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements.

Unamortised financing costs from the senior unsecured debt amount to Euros 181 million at 31 March 2013 (Euros 190 million at 31 December 2012).

The conditions of this senior secured debt are as follows:

• Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•                  U.S Tranche A :

•                              Original Principal Amount of US 600 million.

•                              Applicable margin of 325 basic points (bp) linked to US Libor.

•                              No floor over US Libor.

•                  Foreign Tranche A :

•                              Original Principal Amount of EUR 220 million.

•                              Applicable margin of 350 basic points (bp) linked to Euribor.

•                              No floor over Euribor.

The detail of the Tranche A by maturity as at 31 March 2013 is as follows:

	US Tranche A			Foreign Tranche A
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2013	USD	45,000	35,143	EUR	16,500
2014	USD	90,000	70,285	EUR	33,000
2015	USD	292,500	228,426	EUR	107,250
2016	USD	97,500	76,142	EUR	35,750

Total	USD	525,000	409,996	EUR	192,500

•      Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•                  U.S Tranche B :

•                  Original Principal Amount of US 1,700 million.

•                  Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio is below 3.25x)

•                  Floor over US Libor of 1.00%

•                  Foreign Tranche B :

•                  Original Principal Amount of EUR 200 million.

•                  Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3.25x).

13

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

•                  Floor over Euribor of 1.00%

The detail of the Tranche B by maturity as at 31 March 2013 is as follows:

	US Tranche B			Foreign Tranche B
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2013	USD	16,500	12,886	EUR	1,500
2014	USD	22,000	17,181	EUR	2,000
2015	USD	22,000	17,181	EUR	2,000
2016	USD	22,000	17,181	EUR	2,000
2017	USD	1,590,000	1,241,701	EUR	190,000

Total	USD	1,672,500	1,306,130	EUR	197,500

•      Senior revolving credit facility: Amount maturing on 1 June 2016. At 31 March 2013 no amount has been drawn down on this facility.

•                  U.S Revolving Credit Facility :

•                  Committed Amount : US 35 million

•                  Applicable margin of 325 basis point (bp) linked to US Libor.

•                  U.S. Multicurrency Revolving Credit Facility:

•                  Committed Amount : US 140 million

•                  Applicable margin of 325 basis point (bp) linked to US Libor

•                  Foreign Revolving Credit Facility :

•                  Committed Amount :  EUR 21,7 million.

•                  Applicable margin of 325 basis point (bp) linked to Euribor.

The total amortization plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan

Maturity

2013	67,791	63,400
2014	122,503	83,040
2015	346,773	82,215
2016	113,914	83,563
2017	—	1,460,387

Total	650,981	1,772,605

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 31 March 2013 the Group is in compliance with these covenants.

14

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

(iii) Derivatives

As the floors included in the Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. At the end of March 2013, the notional amount for each derivative is US Dollars 1,357 million each. The interest rate swap complies with the criteria required for hedge accounting.

The detail of derivatives at 31 March 2013 and 31 December 2012 is as follows:

				Thousands of euros
		Notional at	Notional at	Value at	Value at
Financial Derivatives	Currency	31/03/2013	31/12/12	31/03/13	31/12/12	Maturity

Interest Rate Swap (Cash flow hedge)	USD	1,357,010,000	1,398,875,000	(50,532)	(50,900)	30/06/2016
Interest Rate Swap (Cash flow hedge)	EUR	100,000,000	100,000,000	(5,215)	(5,704)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	9	8	31/03/2016
Swap Floor	USD	1,357,010,000	1,398,875,000	4,228	4,494	30/06/2016
Embedded floor of senior debt	EUR	197,500,000	198,000,000	(5,194)	(5,965)	01/06/2017
Embedded floor of senior debt	USD	1,672,500,000	1,678,000,000	(30,237)	(30,946)	01/06/2017
Total				(86,941)	(89,013)

Total Assets				4,237	4,502
Total Liabilities				(91,178)	(93,515)

15

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

(12)  Finance Income and Expenses

Details are as follows:

	Three-Months’	Three-Months’
	Ended 31 March	Ended 31 March
	2013	2012

Finance Income	2,087	2,405
Finance expenses from High
Yield Senior Unsecured Corporate Bonds	(22,767)	(25,583)
Finance expenses from senior debt- Tranche A	(10,183)	(24,098)
Finance expenses from senior debt- Tranche B	(23,588)	(25,688)
Finance expenses from sale of receivables (note 8)	(650)	(2,938)
Implicit interest on preference loans	(131)	(117)
Capitalised interest	1,982	1,461
Other finance expenses	(3,675)	(4,473)

Finance expenses	(59,012)	(81,436)

Change in fair value of financial derivatives	(32)	9,341
Exchange differences	(4,889)	1,397

Finance income and expense	(61,846)	(68,293)

(13)  Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 34.4% for the three-month period ended 31 March 2012 to 28.5% for the three-month period ended 31 March 2013 mainly due to North Carolina (US) companies, that since fourth quarter 2012 are filing combined the state corporate tax, reducing their effective tax. Also, during 2013 first quarter, following US current regulations enacted in 2013, US companies are taking full benefit of 2012 R&D credits that could not be applied during 2012, as well as 2013 R&D credits.

The following events have arisen regarding income tax audits of US Group companies:

•                              Grifols Inc & Subs: Federal Income Tax Audit for the short tax year ending June 1, 2011 was initiated from October, 2012 and Grifols Inc & Subs: Federal Income Tax Audit for tax years ending December 31 1, 2010 and 2011 was announced February 2013.

•                              Talecris Biotherapeutics Holdings Corp & Subs: California Franchise Tax Audit for 2009 & 2010 was initiated and no significant changes are expected.

16

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

•                              Talecris Plasma Resources: Inspection of  Indiana Income Tax  for 2009, 2010 & 2011 was settled with no change in February, 2013.

The Group does not expect any significant impact affecting the financial statements to arise from these inspections.

(14)                          Discontinued Operations

The Group does not consider any operations as discontinued for the three-month period ended 31 March 2013.

(15)                          Commitments and Contingencies

Details of legal proceedings in which the Company or group companies are involved are as follows:

Instituto Grifols, S.A.

•      The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. An appeal was subsequently filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

Grifols Biologicals Inc.

•      Legal proceedings (consent decree) which were brought against the plasma fractionation centre in Los Angeles.

On 15 March 2012 the United States District Court in Los Angeles enacted an order signed on 12 March 2012, dismissing the Consent Decree on the Los Angeles fractionation plant. The Consent Decree was originally imposed on the plant in 1998 while under the ownership of Alpha Therapeutic Corporation.

Grifols Therapeutics Inc.

•      Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries as considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

17

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and is currently subject to arbitration between the parties. It is not expected that any liabilities will arise for the Grifols Group from the outcome of this arbitration.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the General Manager. The review is expected to be concluded in 2013. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated financial statements, as they consider that disclosure of additional information could seriously jeopardise the Group’s interests.

(16)                          Related Parties

As mentioned in note 3, the Group has entered into an agreement with a related party under which 884,997 Grifols Class B shares shall be returned on, or before 31 December 2013. The Group shall pay to the related party a fee equal to 6% annual rate calculated over the market value of the loaned Class B shares, which are shown in “Financial expenses” in the table below.

Transactions with related parties have been performed as part of the Group’s ordinary trade and have been performed at arm’s length.

Group transactions with related parties during the three months ended 31 March 2013 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	65	—	—	—
Other service expenses	—	—	(1,233)	(464)
Operating leases expenses	—	—	(5,898)	—
Personnel expenses	—	(3,259)	—	(926)
Financial expenses	—	—	(140)	—

	65	(3,259)	(7,271)	(1,390)

Group transactions with related parties during the three months ended 31 March 2012 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	46	—	—	—
Other service expenses	(12)	—	(1,840)	(468)
Operating leases expenses	—	—	(5,912)	—
Personnel expenses	—	(2,280)	—	(772)

	34	(2,280)	(7,752)	(1,240)

18

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2013

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(17)                          Expenses by Nature

The employee benefits expenses of the Group for the three-month period ended on 31 March 2013 and 2012 amount to Euros 169,303 thousand and Euros 165,597 thousand, respectively.

Details of employee benefits expenses by function are as follows:

	Thousands of Euros
	Three-Months’	Three-Months’
	Ended 31 March	Ended 31 March
	2013	2012

Cost of sales	103,188	103,554
Research and development	16,025	15,048
Selling, general & administrative expenses	50,090	46,995

	169,303	165,597

Amortisation and depreciation expenses for the three-month period ended on 31 March 2013 and 2012 amount to Euros 31,030 thousand and Euros 31,570 thousand, respectively (see note 7).

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Three-Months’	Three-Months’
	Ended 31 March	Ended 31 March
	2013	2012

Cost of sales	16,757	16,262
Research and development	2,641	2,303
Selling, general & administrative expenses	11,632	13,005

	31,030	31,570

(18)                          Subsequent events

On 16 April 2013 Grifols, S.A has informed that Public Deed of the share capital increase has been duly registered in the Commercial Registry of Barcelona. The Company’s share capital has been increased in the nominal amount of Euros 88.499,7 by issuing and placing in circulation 884.997 new class B shares without voting rights. The capital increase has been subscribed by a financial institution and the number of shares issued corresponds to the number of shares used for the acquisition of Progenika Biopharma S.A. and these shares have been used to cancel shares B loan (see note 16).

On 19 April 2013, the new shares have been admitted to listing on the four Stock Exchanges in Spain as well as in the Spanish Quotation System.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their 3 month period ended March 31 2013 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in approximately 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.1 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.2 million liters per year. In addition, Clayton, North Carolina site,  is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.6 million liters per year. The Melville, New York site, which Grifols leases and operates following the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.6 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials.

•             Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for €604.8 million, or 88.5%, and €587.2 million, or 88.1%, of Grifols’ total net sales for the 3 month period ended March 31, 2013 and the 3 month period ended March 31, 2012, respectively.

•             Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for €27.2 million, or 4.0%, and €27.0 million, or 4.0%, of total net sales for the 3 month period ended March 31, 2013 and the 3 month period ended March 31, 2012, respectively.

•             Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in two areas: Transfusion Medicine that groups immunohematology and blood bank (blood collection bags and other disposables) and In Vitro Diagnostic Systems that groups hemostasis and the clinical analysis lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Diagnostic division accounted for €32.6 million, or 4.8%, and €34.7 million, or 5.2%, of Grifols’ total net sales for the 3 month period ended March 31, 2013 and the 3 month period ended March 31, 2012, respectively.

•             Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, royalty payments from third parties and revenues from engineering activities by our subsidiary Grifols Engineering S.A.. It accounted for €19.2 million, or  2.7%, and €17.7 million, or 2.7%, of Grifols total net sales for the 3 month period ended March 31, 2013 and the 3 month period ended March 31, 2012, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the three months period ended March 31, 2013 and March 31 2012 have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) and in accordance with IAS 34, Interim Financial Reporting, respectively.

Factors Affecting the Comparability of Grifols Results of Operations

There are no factors affecting the comparability of the periods presented in this report.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed

Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2012, our plasma collection centers collected approximately 5.8 million liters of plasma (including specialty plasma). The actual volume of plasma that we are able to collect in the future may be less or more than this amount.

We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 600,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.

Critical Accounting Policies under IFRS

The preparation of this condensed consolidated interim financial statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

 We believe that certain of our accounting policies are critical because they are the most important to the preparation of our consolidated financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Business combinations

We apply the revised IFRS 3 “Business combinations” in transactions made subsequent to January 1, 2010. We apply the acquisition method for business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed. Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

 Property, plant and equipment

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred.

Replacements of property, plant and equipment which meet the requirements for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below.

 Intangible assets

(i) Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination, and we apply the criteria described in Note 6 of  the consolidated financial interim statements included in this report. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

 (ii) Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

• we have technical studies justifying the feasibility of the production process;

• we have undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

• the asset will generate sufficient future economic benefits; and

• we have sufficient financial and technical resources to complete development of the asset and have developed budget and cost accounting control systems that allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which we operate are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii) Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

(iv) Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

(v) Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Estimated Years of Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Computer Software	Straight line	3 - 6
Currently marketed products	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out, or FIFO, basis. We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as detailed below.

• Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

• Goods for resale and finished goods: estimated selling price, less costs to sell.

• Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

• we have transferred to the buyer the significant risks and rewards of ownership of the goods;

• we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

• the amount of revenue and costs can be measured reliably;

• it is probable that the economic benefits associated with the transaction will flow to us; and

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Our gross revenues were reduced by €16.3 million and €9.9 million in each of the fiscal years 2012 and 2011, respectively, due to Medicaid and Medicare rebates, including the Medicare Part D “donut hole.” Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

 Leases

(i) Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

• Finance leases

We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

• Operating leases

We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii) Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

• If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

• If the sales price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Three months Ended March 31, 2013 Compared to Three  months Ended March 31, 2012

1. PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST QUARTER OF 2013

Sales Trends

Between January and March 2013, Grifols achieved its highest quarterly sales revenue in absolute terms. Income totaled 683.7 million euros, growing 2.6% with respect to the 666.7 million euros earned during the same period of 2012. The impact of currency fluctuations, particular the euro: dollar rate had a limited impact on sales, which grew by 3.5% in comparable terms at constant currency exchange rate (cc).

Grifols’ activity on international markets has driven the company’s sales, with the Spanish market now representing 8.0% of total sales revenue. Sales in foreign markets rose by 4.0%, exceeding 628.9 million euros. With sales already rising in 2012, growth has continued into the first three months of 2013, with particularly impressive performances in regions such as Latin America and Asia, recording growth of 50.6% cc and 40.7% cc, respectively. In Europe, excluding Spain, sales revenue has grown by 6% to 94.5 million euros, while in North America, where demand for plasma proteins continues to rise, sales stand around 410 million euros. This represents a fall of 1.6% (0.5% at cc) as a result of the new conditions attached to contracts in Canada, which have only had a limited impact on the period and due to the effect of comparison with sales reported in the first quarter of 2012, which were exceptionally high. Overall, 92% of Grifols’ income was generated outside of Spain, and the company’s commercial strategy continues to focus on regions with better economic prospects, shorter payment periods, and higher margins.

The group’s strong international presence is confirmed by its commercial presence in over 100 countries, with subsidiaries in 24 of these. In addition, with the purchase of Talecris, geographic diversification continues to be fundamental to the group’s growth strategy. Grifols has developed a new integrated global strategy for its logistics and operations systems, designed to optimize distribution infrastructure, improve the efficiency of its operations, and deliver a reduction in costs. Grifols is also undertaking a range of other initiatives, including the restructuring of its logistic centers.

 By business area, the Bioscience division generated 88.5% of income, and continued to be the principal driver of growth. This division’s sales rose by 3.0% (4.0% cc) to 604.8 million euros as a result of the significant increases in sales volumes, led by albumin and alpha-1-antitrypsin in an environment characterized by price moderation.

The Hospital division achieved its highest ever quarterly sales revenue. Its internationalization strategy enables growth in an environment of lower demand for intravenous solutions as a result of the rationalization of healthcare expenditure in Spain. The geographical diversification of sales in this division through its hospital logistics area and third-party agreements for the manufacture of injectable medicines helped to achieve a moderate sales growth of 0.4% to 27.2 million euros. For the first time, sales of Hospital Logistics in Latin America outperformed Spain.

Positive performance of two of the key areas of the Diagnostic division,  Molecular biology and Immunohematology instrumentation, whose DG Gel® blood group typing reagents have established a new standard. During the first quarter of 2013, some third-party distribution contracts were terminated by the company, impacting the division’s total sales that fell by 6.3% to 32.6 million euros. These contracts will be replaced by direct sales once the necessary licenses have been obtained. The recent acquisition of 60% of Progenika Biopharma will enable the rapid incorporation of new technologies to this division’s product portfolio, including molecular diagnostics tools for immunohematology, cardiovascular, autoimmunity, oncology and diseases of the central nervous system. As a result of these events, 1Q 2013 sales cannot be extrapolated to the rest of the year.

The Raw Materials & Others division achieved sales of 19.2 million euros during the quarter. This division includes, among other items, royalties, income derived from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

Summary of Sales by Division

REPORTED 1Q 2013 - SALES BY DIVISION

(In thousands of euros)	1Q 2013	%sales	1Q 2012	%sales	% Var	% var CC
BIOSCIENCE DIVISION	604,786	88.5%	587,209	88.1%	3.0%	4.0%
HOSPITAL DIVISION	27,155	4.0%	27,047	4.0%	0.4%	0.3%
DIAGNOSTIC DIVISION	32,559	4.8%	34,750	5.2%	-6.3%	-5.7%
RAW MATERIALS AND OTHERS	19,198	2.7%	17,676	2.7%	8.6%	10.0%
TOTAL	683,698	100.0%	666.682	100.0%	2.6%	3.5%

* Constant Currency (CC) excludes the impact of exchange rate movements

Summary of Sales by Region

REPORTED 1Q 2013 - SALES BY REGION

(In thousands of euros)		1Q 2013	%sales	1Q 2012	%sales	% Var	% var CC
EU		149,274	21.8%	151,356	22.7%	-1.4%	-1.5%
US+CANADA		409,938	60.0%	416,808	62.5%	-1.6%	-0.5%
R.O.W.		114,855	16.8%	90,844	13.6%	26.4%	28.4%
	SUBTOTAL	674,067	98.6%	659,008	98.8%	2.3%	3.3%
RAW MATERIALS		9,631	1.4%	7,674	1.2%	25.5%	27.4%
TOTAL		683,698	100.0%	666,682	100.0%	2.6%	3.5%

* Constant Currency (CC) excludes the impact of exchange rate movements

Margins and Profits

The policy of operating costs control continues in place, and gross margin improved by 150 basis points (bp) as a result of the optimization of raw material and manufacturing costs. Both factors combined with the sales mix contributed to EBITDA to sales margin rising to 31.9%, compared to 30.4% for the same quarter of 2012. EBITDA for the quarter stood at 218.4 million euros, with growth of 7.8%, evidencing the improved efficiency of the company’s manufacturing processes as a result of forecast synergies in the fractionation and purification of proteins.

Adjusted(1) EBITDA, excluding costs associated with the purchase of Talecris and other non-recurring costs, was 230.1 million euros to March 2013, 7.9% higher than in the first quarter of the prior year and representing a ratio to sales of 33.7%.

During the first quarter of 2013 lower financial costs contributed to the group’s net profit. This is a result of the improved funding conditions negotiated at the start of 2012, carrying lower interest rates and a modification of the tranches of the credit agreement with the various institutions involved in funding the purchase of Talecris.

Grifols three months’ results- in millions of euros

REPORTED FIGURES
	1Q 2013	1Q 2012	% VAR.
REVENUES	683.7	666.7	2.6%
EBITDA	218.4	202.6	7.8%
% ON SALES	31.9%	30.4%
ADJUSTED(1) EBITDA	230.1	231.1	7.9%
% ON SALES	33.7%	32.0%
NET PROFIT	91.0	67.5	34.8%
% ON SALES	13.3%	10.1%
ADJUSTED(2) NET PROFIT	115.7	97.2	19.0%
% ON SALES	16.9%	14.6%

Net profit rose by 34.8% for the quarter, to 91.0 million euros. This represents 13.3% of sales, compared to the figure of 10.1% for the same period of 2012, while net adjusted(2) profit rose by 19.0% to 115.7 million euros.

In contrast with the previous year, this result does not include the amortization of the deferred financial costs related to the acquisition of Talecris.

The effective tax rate for this quarter was lower mainly due to North Caroline (US) companies filing a combined state corporate tax return and reducing their effective tax rate. Also, during 2013 first quarter, following US current regulations enacted in 2013, US companies are taking full benefit of 2012 R&D credits that could not be applied during 2012, as well as 2013 R&D credits.

2. BALANCE SHEET AS OF MARCH 2013

Total consolidated assets at similar levels to December 2012

•                  Inventory levels remain stable, in line with manufacturing requirements

Total consolidated assets at March 2013 amounted to 5,784.3 million euros, with no significant changes with respect to the figure of 5,627.5 million euros reported in December 2012. The differences are primarily due to the exchange rate effect on existing assets and liabilities.

Inventory levels have remained stable and at levels adequate to meet overall plasma requirements to produce plasma proteins. This reflects the effectiveness of Grifols’ recent initiatives to rationalize and optimize stocks, supported by achieving operating synergies related to raw materials and the sale of more products per liter of plasma processed. Stock turnover was 284 days at the end of the period, in line with the December 2012 level.

Debt levels remain stable

•                  Grifols’ net financial debt was 2,511.8 million euros, a ratio of 2.9 times adjusted(1) EBITDA

Cash flows continued to improve during the first quarter of 2013 due to Grifols’ greater exposure to countries with lower payment periods. This has enabled the company to pay off over 30 million euros worth of debt and purchase non-voting shares (Class B), reducing the group’s net cash positions.

Grifols has purchased 4,402,986 American Depositary Shares (ADSs) from various funds and accounts managed by Cerberus Capital Management, each ADS equivalent to one non-voting share (Class B). These shares have a total value of 118.9 million dollars, or 27 dollars per ADS. The company’s intention is to hold them as treasury stock to be used in possible corporate operations in the future.

The net financial debt to March 2013 was 2,511.8 million euros, slightly up from the figure of 2,396.1 million euros for December 2012. The group’s debt ratio (NFD/adjusted EBITDA) is 2.94 times EBITDA, broadly in line with the figure of 2.87 times EBITDA(1) for December 2012, and significantly lower than the ratio of 3.79 times recorded in the first quarter of the previous year.

Performance of net equity

•                  The share capital increase fully paid against voluntary reserves approved by the Extraordinary Meeting of shareholders in December 2012 has been implemented

Grifols’ net equity in the first quarter of 2013 rose to 1,958.2 million euros.

The company’s share capital at March 2013 totaled 119.5 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 129,827,558 non-voting shares (Class B) each with a nominal value of 0.10 euros. This increase is the result of the equity offering approved by the shareholders as an alternative to the payment of cash dividends, which has seen 16,328,212 new non-voting shares (Class B) being issued.

Ordinary Grifols shares (Class A) are listed on the Spanish Stock Exchange, and a component of the Ibex-35 (GRF), while its non-voting shares (Class B) are also listed on the Spanish Stock Exchange (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). The exchange ratio is 1 Grifols ADR for 1 Class B share.

3. INVESTMENTS

Capital expenditure

•                  Groundbreaking for the new plant in Brazil to manufacture blood extraction and conservation bags Completion of the conversion project to produce Gamunex® (IVIG) in Los Angeles

During the first quarter of 2013 Grifols continued with its investment plan (CAPEX) for the 2012—2015 period. The main objective of this plan is the gradual expansion of its manufacturing facilities in Spain and the United States. During the first quarter of 2013, the company had invested over 30.5 million euros.

The project  to convert and adapt the Los Angeles plant to produce intravenous immunoglobulin (IVIG) Gamunex® has been completed, and the plant will come on stream in the second quarter. The plant is currently under process validation. Completion of construction work for the new plasma fractionation plants at Parets del Vallés (Barcelona, Spain) and Clayton (North Carolina, United States) has been completed as well and the remaining validation processes are adequately progressing.

Grifols has also started construction of a new plant in Brazil for the manufacture of bags for the extraction and conservation of blood components. With a total built area of over 5,400 m(2) on a plot of land of 26,000 m(2), the plant will have an initial manufacturing capacity of 2 million units, with the possibility of expanding this by a further 2 million.  The project has been implemented by Gri-Cei S.A., in which Grifols has a 60% share, with the remaining 40% share held by Brazilian company, CEI (Comércio Exportação e Importação de Materiais Médicos Ltda.). It represents an investment of 5 million euros and is  scheduled for completion in 2014.

Research and development

•                  Enrolment of patients with Alzheimer’s for the AMBAR study, which involves a combined therapy of apheresis (plasma extraction) and the administration of albumin continues

Grifols’ commitment to research is clearly reflected in the results, with R&D spending 3.4% higher than for the same quarter of 2012, at 29.3 million euros, representing 4.3% of sales income.

As a pioneer in the research and development of treatments designed to contribute both to scientific progress and to society, in 2013 Grifols commemorates the 25th Anniversary of the United States launch of Prolastin®, the first therapy approved by the Food and Drug Administration (FDA) for the treatment of alpha-1-antitrypsin deficiency by increasing patients’ levels of alpha-1-antitrypsin.

Grifols continues to enroll Alzheimer’s patients in the AMBAR study (Alzheimer Management by Albumin Replacement) in both Spain and the United States. This multi-center trial, with an innovative approach that builds on two previous studies, involves combining hemapheresis treatment with the administration of albumin in varying doses and at different intervals.

4. ANALYSIS BY DIVISION

Bioscience division: 88.5% of income

•                  Consolidation in Latin America and the Asia-Pacific region

Having consolidated its leadership position in the North American and European markets, Grifols has also increased its sales in the Latin America and Asia-Pacific regions, where there is increasing demand for products such as albumin from countries like China.

•                  Integration of the logistics and financial processes of all the plasma donor centres into a unified management system completed

The inclusion of TPR (Talecris Plasma Resources) into the global corporate management platform has been the final step to complete the integration of the logistics (purchasing function) and financial activities of plasma donor centers into a unified management system for the entire Grifols Company in the United States. This is another milestone in the system unification process within the organization.

•                  Capacity expansion: New approvals to transfer intermediate pastes

Grifols continues with its strategy to optimize manufacturing processes by achieving maximum flexibility of its production capacity. During the first quarter it has obtained approval to purify Fraction IV-1 (intermediate paste) obtained at Los Angeles in order to produce Alpha-1 antitrypsin (Prolastin® -C) in its Clayton facility. Grifols is the market leader for this plasma derived protein.

The albumin purification plant in Barcelona has also been recently approved by the European Medicines Agency (EMA). The expansion increases albumin purification capacity by 1.1 million liters and it will enable the company to meet the growing market demand for this protein.

Hospital division: 4.0% of sales revenue

•                  Manufacturing and distribution agreement between Cadence Pharmaceuticals and Grifols

Cadence Pharmaceuticals has contracted Grifols to manufacture its OFIRMEV® acetaminophen (paracetamol) in flexible container for intravenous perfusion, boosting Grifols third-party manufacturing activities as a strategy for promoting the geographical diversification of the division.

•                  Hospital Logistic sales’ momentum in Latin America

Grifols is the Spanish leader in logistic systems to optimize the operations of hospital pharmacies, improve its efficiency and reduce costs. For the first time, income from Latin American countries, such as Argentina, Chile or Brazil, jointly exceed revenues in Spain, where despite reductions in public expenditure, has also increased its revenues.

•                  First product manufactured for the U.S. market as part of a third party manufacturing agreement.

Grifols starts production of the first hospital division product for the United States with FDA license. Grifols will produce as part of a third party manufacturing agreement, zoledronic acid for its worldwide distribution by a U.S company.

Diagnostic division: 4.8% of sales

•                  Sales of gel reagent cards for blood typing continue to increase

The sales volumes of DG Gel® blood group typing cards have continued to rise in every market in which Grifols has a presence, becoming one of the key drivers of the division.

•                  The purchase of 60% of Progenika Biopharma has consolidated the division’s portfolio of products and R&D projects

This acquisition helps Grifols to strengthen the division’s product portfolio by giving the Immunohematology area access to the very latest technology. Progenika specializes in the design and manufacture of genomic and proteomic tests for the in vitro diagnosis and prognosis of diseases, and to predict and monitor the response to pharmacological treatment. It is also a leader in the development of molecular diagnostic technologies.

•                  Groundbreaking ceremony for the new plant in Brazil to manufacture bags for the extraction and conservation of blood components

The plant is scheduled to become operational in the fourth quarter of 2014, with a planned investment of 5 million euros. The construction will enable Grifols to strengthen its direct presence in Latin America and to take forward its plans for internationalizing the division.

Liquidity and Capital Resources

Uses and Sources of Funds

Our principal liquidity and capital requirements consist of the following:

•             costs and expenses relating to the operation of our business, including working capital for inventory purchases and

•             accounts receivable financing;

•             capital expenditures for existing and new operations; and

•             debt service requirements relating to our existing and future debt.

During the three month period ended 31 March 2013 the Group used net cash flow of Euros 68,339 thousand. The variation in net cash flow reflects mainly:

•         Net cash from operating activities amount to Euros 92.4 million. The Euros 224.9 million of cash flow generated by Grifols´ operations was offset in part by the Euros 83.0 million of cash used for working capital requirements and Euros 49.6 million of cash used for interest payment and others.

•         Net cash used in investing activities amount to Euros 58.2 million. The variation in this result reflects mainly the new investments to expand its production facilities in Spain and the United States and Progenika Biopharma, S.A. acquisition.

•         Net cash used in financing activities amount to Euros 113 million. This amount includes mainly:

•    On 11 March 2013 Grifols S.A purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of Euros 88.9 million (USD 118.9 million).

•    Debt repayments of Euros 30.4 million.

The Group has carried out the following investing operations which have not required the use of cash or cash equivalents:

Part of the consideration paid in the acquisition of Progenika Biopharma, S.A. has been realized by delivery of 884,997 non-voting Class B shares of Grifols, for an amount of Euro 20.91 each, according to the value agreed by the parties and determined in accordance with their average market price within the last ten (10) days prior to the Closing Date of Transaction.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital infusions. At March 31, 2013, our cash and cash equivalents totaled €405.0 million. As of the date of this report, the Amended Revolving Credit Facilities are undrawn. We expect our cash flows from operations combined with our cash balances and availability under our Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Historical Cash

Below are Grifols’ consolidated statements of cash flow for the three months ended March 31, 2013 and 2012 prepared under IFRS.

For the 3 months Ended

March 31, 2013 and 2012

	3M2013	3M2012
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	125.288	102.889
Adjustments for:	99.681	94.392
Amortization and depreciation	31.030	31.570
Other adjustments:	68.651	62.822
Losses on equity accounted investments	271	(112)
Exchange differences	4.889	(1.397)
Net provision changes	1.193	934
Loss on disposal of fixed assets	2.716	103
Government grants taken to income	(193)	(463)
Finance expense / income	55.663	67.029
Other adjustments	4.112	(3.272)
Changes in capital and assets	(83.000)	(48.581)
Change in inventories	18.838	12.704
Change in trade and other receivables	(75.959)	(23.074)
Change in current financial assets and other current assets	(34)	(4.921)
Change in current trade and other payables	(25.845)	(33.290)
Other cash flows from operating activities	(49.591)	(68.897)
Interest paid	(55.515)	(67.334)
Interest received	1.573	933
Income tax received/(paid)	4.351	(2.496)
Net cash from operating activities	92.378	79.803
Cash flows from investing activities
Payments for investments	(64.151)	(50.134)
Group companies and business units (note 3)	(29.770)	(12.009)
Property, plant and equipment and intangible assets	(32.440)	(38.049)
Property, plant and equipment	(27.522)	(32.829)
Intangible assets	(4.918)	(5.220)
Other financial assets	(1.941)	(76)
Proceeds from the sale of property, plant and equipment	5.923	0
Property, plant and equipment	5.923	0
Net cash used in investing activities	(58.228)	(50.134)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(83.286)	(2)
Acquisition of own shares	(118.367)	(2)
Disposal of own shares	35.081	0
Proceeds from and payments for financial liability instruments	(30.433)	(167.868)
Issue	1.162	2.209
Redemption and repayment	(31.595)	(170.077)
Other cash flows from financing activities	1.192	(30.078)
Costs of financial instruments issued	0	(30.198)
Other collections from financing activities	1.192	120
Net cash from / (used in) financing activities	(112.527)	(197.948)
Effect of exchange rate fluctuations on cash	10.038	(7.339)
Net increase / (decrease) in cash and cash equivalents	(68.339)	(175.618)
Cash and cash equivalents at beginning of the period	473.327	340.586
Cash and cash equivalents at end of period	404.988	164.968

Indebtedness

High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

Bank Debt: Syndicated loan.

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

The conditions of this senior secured debt are as follows:

•            Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•                 U.S Tranche A :

•            Aggregate Principal Amount of US 600 million.

•            Applicable margin of 325 basis points (bp) linked to US Libor.

•            No floor over US Libor.

•                 Foreign Tranche A :

•            Aggregate Principal Amount of EUR 220 million.

•            Applicable margin of 350 basis points (bp) linked to Euribor.

•            No floor over Euribor.

•               Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•                 U.S Tranche B :

•            Aggregate Principal Amount of US 1,700 million.

•            Applicable margin of 350 basis points (bp) linked to US Libor (325 bp if leverage ratio below 3,25x)

•            Floor over US Libor of 1.00%

•                 Foreign Tranche B :

•            Aggregate Principal Amount of EUR 200 million.

•           Applicable margin of 350 basis points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•            Floor over Euribor of 1.00%

•               Senior revolving credit facility: Amount maturing on 1 June 2016. At 31 March 2012 no amount has been drawn down on this facility.

•                 U.S Revolving Credit Facility :

•            Committed Amount : US 35 million

•            Applicable margin of 325 basis point (bp) linked to US Libor.

•                 U.S. Multicurrency Revolving Credit Facility:

•            Committed Amount : US 140 million

•            Applicable margin of 325 basis point (bp) linked to US Libor

•                 Foreign Revolving Credit Facility :

•            Committed Amount :  EUR 21.7 million.

•            Applicable margin of 325 basis point (bp) linked to Euribor.

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 31 March 2013 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Derivatives

As the floors included in the Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. At the end of March 2013, the notional amount for each derivative is US Dollars 1,357 million each. The interest rate swap complies with the criteria required for hedge accounting. See note 11 of the Interim Consolidated Financial Statements for more detail.

(1) Excluding non-recurring costs and costs associated with the purchase of Talecris.

(2) Excluding costs associated with the purchase of Talecris as well as the amortization of intangibles and of deferred financial costs related to the acquisition.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its imp lementing regulations

KPMG Auditores, S.L.	Tel	+34 93 253 29 00
Torre Realia	Fax	+34 93 280 49 16
Plaça d’Europa. 41-43	Web	www.kpmg.es
08908 L’Hospitalet de Llobregat Barcelona

May 2, 2013

Grifols, S. A.

Barcelona, Spain

Re: Registration Statement No. 333-188074

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated 30 April 2013 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores, S.L.

KPMG Auditores, S.L.

Barcelona, Spain

May 2, 2013

KPMG Auditores, S. L., a limited liability Spanish company, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity

Reg. Mer Madrid, T. 11.961. F. 84, Sec. 8, H. M -188. 007. Inscrip 1° N.I.F. B-78510153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 2, 2013